UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Megacorn Fund

Address of Principal Business Office:	c/o UMB Fund Services, Inc.
235 West Galena Street Milwaukee, WI 53212

Telephone Number:	414-299-2217

Name and Address of Agent:	Ann Maurer
Megacorn Fund
c/o UMB Fund Services, Inc.
235 West Galena Street
Milwaukee, WI 53212

with a copy to:
David Williams, Esq.
Faegre Drinker Biddle & Reath LLP
320 South Canal Street, Ste. 3300
Chicago, IL 60606

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(a) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒   NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has duly caused this notification of registration to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City in the State of Missouri on the 3rd day of March, 2025.

Megacorn Fund

By:	/s/ Amy Small
Name:	Amy Small
Title:	Trustee

Attest:	/s/ Vince Gubitosi
Name:	Vince Gubitosi
Title:	President
Accuidity Capital Management